Exhibit (h)(2)

SHELTON FUNDS

AMENDMENT NO. 1

TO RESTATED FUND ADMINISTRATION SERVICING AGREEMENT

THIS AMENDMENT No. 1 effective as of January 1, 2011, to the Restated Fund Administration Servicing Agreement dated as of January 7, 2007, (the “Agreement”), is entered into by and between SHELTON FUNDS, a Delaware statutory trust, (the “Trust”) and CCM PARTNERS, LP, a limited partnership organized under the laws of the State of California (“CCM”).

WHEREAS the Trust and CCM desire to amend the Agreement to reflect the current name of the Trust;

WHEREAS, the Trust and CCM desire to amend Exhibit A (Administration Fee Schedule) to reflect the current economic arrangement between the parties; and

NOW, THEREFORE, the parties agree as follows:

Exhibit A of the Agreement is hereby superseded and replaced with Exhibit A attached hereto.

All references to “California Investment Trust” are deleted in their entirety and replaced with “Shelton Funds.”

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

SHELTON FUNDS	CCM PARTNERS, LP

/s/ Stephen C. Rogers	/s/ Stephen C. Rogers
Stephen C. Rogers	Stephen C. Rogers
President	CEO

Exhibit A

Administration Fee Schedule

For combined assets of Shelton Funds

Less than $500 million*	0.10%
Greater than $500 million to $1 billion*	0.08%
Greater than $1 billion*	0.06%

*	Adjusted annually for inflation using the Consumer Price Index (rounded to the nearest $10 million) with a base year of 2004.